UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

August 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1		NAME OF REPORTING PERSONS Golden Meditech Stem Cells (BVI) Company Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,681,266
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,681,266
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,681,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G21107100	13D/A

1		NAME OF REPORTING PERSONS Golden Meditech Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,681,266
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,681,266
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,681,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G21107100	13D/A

1		NAME OF REPORTING PERSONS Bio Garden Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,768,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,768,519
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,768,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G21107100	13D/A

1		NAME OF REPORTING PERSONS Yuen Kam
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,166,351
	8	SHARED VOTING POWER 5,796,168
	9	SOLE DISPOSITIVE POWER 9,166,351
	10	SHARED DISPOSITIVE POWER 5,796,168
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,962,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 12 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”) and Yuen Kam (“Mr. Kam”).

This Amendment No. 12 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (“SEC”) on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015 and July 27, 2015 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.                   Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 6, 2015, China Cord Blood Corporation (the “Company”) announced that its board of directors has received a non-binding proposal letter from Nanjing Xinjiekou Department Store Co., Ltd. (the “Potential Acquirer”), pursuant to which the Potential Acquirer offered to acquire all the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China (the “Third Party Proposal”). The purchase price offered is not lower than RMB6 billion and is to be paid in cash or shares or a combination thereof.

Notwithstanding the Third Party Proposal, Golden Meditech intends to continue pursuing the proposed transaction described its preliminary non-binding proposal letter, dated April 27, 2015, to the board of directors of the Company in connection with the acquisition of all of the outstanding Ordinary Shares that are not already directly or indirectly owned by Golden Meditech.

Item 5.      Interest in Securities of the Issuer.

The table setting forth the beneficial ownership in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of the date of this Amendment No. 12.

Name	Shares Beneficially Owned	Percentage of Total(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
GM Stem Cells	30,681,266	38.3%	30,681,266	—	30,681,266	—
Golden Meditech(2)	30,681,266	38.3%	30,681,266	—	30,681,266	—
Bio Garden(3)	5,768,519	7.2%	—	5,768,519	—	5,768,519
Mr. Kam(4)	14,962,519	16.8%	9,166,351	5,796,168	9,166,351	5,796,168

(1) As disclosed in the Form 20-F of the Company filed with the SEC on July 31, 2015, the Company had 80,083,248 Ordinary Shares outstanding as of March 31, 2015.

(2) Includes 30,681,266 Ordinary Shares held by GM Stem Cells.

(3) Includes 5,768,519 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech. Bio Garden beneficially owns 18.801439% of the ordinary shares of Golden Meditech.

(4) Includes (i) 357,331 Ordinary Shares held by Mr. Kam, (ii) 5,796,168 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech, and (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the Magnum Note held by Magnum Opus International Holdings Limited, a company wholly owned by Mr. Kam. Mr. Kam beneficially owns 18.891553% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam to purchase additional ordinary shares of Golden Meditech.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam